                                                                    EXHIBIT 12.1



                            PARK-OHIO INDUSTRIES INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (IN THOUSANDS, EXCEPT RATIO DATA)


                                           2003            2002            2001           2000           1999
                                           ----            ----            ----           ----           ----
Earnings (loss)
     before income taxes                 $(11,523)       $(11,044)       $(36,844)       $  7,906      $28,608

Less capitalized interest

Fixed charges                              29,572          31,206          35,320          35,084       28,690
                                         --------        --------        --------        --------      -------

Earnings available for fixed
     charges                             $ 18,049        $ 19,750        $ (1,524)       $ 42,990      $57,298

Fixed charges:
Interest component
     of rent expense                     $  3,421        $  3,583        $  4,212        $  4,272        3,938

Interest expense                           26,151          27,623          31,108          30,812       24,752

Interest capitalized

Amortization of deferred financing
     costs                                     --(1)           --(1)           --(1)           --(1)        --(1)
                                         --------        --------        --------        --------      -------

Total fixed charges                      $ 29,572        $ 31,206        $ 35,320        $ 35,084      $28,690

Ratio of earnings to fixed
    charges                                      (2)             (2)             (2)          1.2x         2.0X


(1)     Included in interest expense
(2) Earnings were inadequate to cover fixed charges for the years ended December 31, 2003, 2002, and 2001, and the coverage deficiency totaled $11,523, $11,044 and $36,844, respectively.